     9851 Horn Road, Suite 140                               Telephone
   Old Mills Winery Office Park                             916/368-1032
Sacramento, California 95827-1949                                Fax
                                                            916/368-1080

                             DAVID E. LANE, INC.
                     Real Estate Appraisers & Counselors
                                June 18, 1998


Mr. Mark Kawanami
National Investors Financial
4220 Von Karman Avenue, Suite 110
Newport Beach, CA 92660

Dear Mr. Kawanami:

I have made an investigation and analysis relative to updating the appraisal of the proposed "Delta Greens" subdivision project in Sacramento, California.

This property, consisting of 121.4 acres of unimproved residential land, was appraised for $2,000,000 as of May 9, 1997, on the basis of having an approved tentative map for 534 detached single family lots. This map has been changed to include a wetlands/habitat area, which reduces the number of lots to 465, a reduction of 69 lots.

It is my opinion that the market value of this property, now with an assumed tentative map approval for 465 lots, as delineated on the revised map prepared by Psomas and Associates (copy attached), dated January 26, 1998, subject to the LIMITING CONDITIONS contained in the prior report, as of March 31, 1998, was:

                          ONE MILLION SEVEN HUNDRED
                         FORTY-FIVE THOUSAND DOLLARS
                                 ($1,745,000)

This is based on the same value per paper lot assigned in the previous appraisal. The scope of the current investigation included researching the market for new sales data, and no sales were found that would indicate any change in the value reported a year ago.

There has been evidence of better overall market conditions in the sacramento metropolitan area, but this is primarily in the commercial investment field and in an improved market for move-up and resale housing. The residential market for entry-level housing is basically unchanged.

Mr. Kawanami........................June 18, 1998.........................Page 2


This report incorporates by this reference APPRAISAL REPORT OF "DELTA GREENS" RESIDENTIAL SUBDIVISION transmitted by letter dated May 28, 1997, addressed to David G. Laskes and signed by David E. Lane, MAI, and Michael E. Vogt, SRPA.

An additional limiting condition of this updated appraisal is that the latest map showing 465 lots constitutes a tentative map approved by the City of Sacramento.


                                          Respectfully submitted,

                                          DAVID E. LANE, INC.



                                          /s/ DAVID E. LANE
                                          ------------------------------------
                                          David E. Lane, MAI
                                          Certified General Real Estate
                                           Appraiser
                                          California Certificate No. AG003106